Exhibit 99.10

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Signs a Commercial Agreement with Kogas for LNG

from the Sabine Pass Terminal in the United States

Paris, September 13, 2012 – Total announces that its gas trading affiliate Total Gas & Power Limited has signed an agreement with South Korean national company Kogas (Korea Gas Corporation) for the purchase of 0.7 million metric tons per year of LNG from the Sabine Pass terminal in Louisiana for a duration of twenty years.

The LNG will be lifted following the startup of the Sabine Pass terminal’s liquefaction train 3, which is scheduled for commissioning in 2017.

“The agreement will enable us to meet the needs of our customers worldwide as effectively as possible,” said Philippe Sauquet, Total’s President of Gas & Power. “With this agreement, we are consolidating our leadership in a growing LNG market and taking a position in an LNG export market that is emerging in the United States. The execution of this new long-term agreement between Total and Kogas also strengthens the ties between our two companies. It follows on from the recent acquisition by Kogas of an interest in the GLNG project in Australia and the execution of a sale and purchase agreement between Total Gas & Power and Kogas for 2 million metric tons per year of LNG.”

Total has also negotiated a cooperation agreement with Sabine Pass Liquefaction that will help to further expand the liquefaction capabilities being developed adjacent to the Sabine Pass LNG terminal.

Total and LNG

Total is a leading producer in the LNG sector, with strong and diversified positions along the LNG chain. Total is active in most of the major LNG producing regions as well as main LNG consuming markets and continues to develop LNG as a key component of its growth strategy.

In addition to Australia, the Group has interests in LNG projects in Indonesia, Nigeria, Norway, Oman, Qatar, the United Arab Emirates, Yemen, Angola and Russia.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

The Group has also secured long-term access to LNG re-gasification capacity located in key LNG importing countries.

Total is developing trading, marketing and logistics businesses to offer its natural gas and LNG production directly to customers. This LNG portfolio allows Total to supply its main customers worldwide with gas, while retaining a certain degree of flexibility to seize market opportunities.

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com